UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 7)


                    Under the Securities Exchange Act of 1934


                               Tel-Save.com, Inc.
                             -----------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                    879176195
                                 --------------
                                 (CUSIP Number)


                                 Daniel Borislow
                          8234 Horseshoe Bay Boulevard
                             Boynton Beach, FL 33437
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 January 5, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                              (Page 1 of 7 Pages)
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                                                             (Page 2 of 7 Pages)


CUSIP No. 879176105        13D
--------------------------------------------------------------------------------
1) NAME OF REPORTING PERSON                                      Daniel Borislow
--------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a)  [ ]
(b)  [ ]
--------------------------------------------------------------------------------
3) SEC USE ONLY
--------------------------------------------------------------------------------
4) SOURCE OF FUNDS:                                                          N/A
--------------------------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                   [ ]
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION                                     U.S.
--------------------------------------------------------------------------------
NUMBER OF             7)  SOLE VOTING POWER                            5,480,834
SHARES                ----------------------------------------------------------
BENEFICIALLY          8)  SHARED VOTING POWER                                  0
OWNED BY              ----------------------------------------------------------
EACH                  9)  SOLE DISPOSITIVE POWER                       5,480,834
REPORTING             ----------------------------------------------------------
PERSON WITH           10) SHARED DISPOSITIVE POWER                             0
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED                                5,480,834
    BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                        9.2%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                                                 IN
--------------------------------------------------------------------------------



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                                                             (Page 3 of 7 Pages)


     This Amendment No. 7 amends Items 4, 5, 6 and 7 of the Schedule 13D filed by the Reporting Person. Capitalized terms used herein without definition have the meanings set forth in the Reporting Person's Schedule 13D as amended by Amendments No. 1 to 6 thereto.

Item 4.  Purpose of the Transaction.

     Item 4 is hereby amended as follows:

     As of January 5, 1999, the Reporting Person resigned as Chairman of the Board of Directors, Chief Executive Officer and a Director of the Company. On or about the same time as the Reporting Person's departure, the Company entered into various agreements and engaged in various transactions with the Reporting Person and certain entities in which the Reporting Person or his family has an interest. Among other agreements and transactions, the Company agreed that, so long as the Reporting Person owns beneficially at least two percent (2%) of the Common Stock (on a fully diluted basis), the Reporting Person will be entitled to: registration rights with respect to his shares of Common Stock and the right to require the Company to use a portion of proceeds from any securities offering by the Company to repurchase the Reporting Person's securities of the Company. The Company also agreed that, so long as the Reporting Person has such beneficial ownership, the Company will not, without the prior written consent of the Reporting Person and subject to certain exceptions: (a) engage in certain significant corporate transactions, including the sale or encumbrance of substantially all of its assets, mergers and consolidations and certain material acquisitions, or, (b) for a period of 18 months from the agreement date, offer or sell any of its Common Stock unless and until the Reporting Person has sold or otherwise disposed of all of the shares of Common Stock held by him on the agreement date. In turn, the Reporting Person terminated his employment with the Company and agreed not to compete with the Company for at least one year. The Reporting Person also agreed to guarantee up to $20,000,000 of the Company's obligations in connection with the America Online, Inc.

                                                             (Page 4 of 7 Pages)

     The Reporting Person may from time to time, in his discretion, purchase additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock held by him or otherwise engage in transactions with respect to the Common Stock (including transactions involving derivative securities related to the Common Stock).

     Except as described in this Item 4, the Reporting Person has no present plans or proposals which relate or would result in: (i) an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any change in the present board of directors or management of the Company, (iv) any material change to the present capitalization or dividend policy of the Company, (v) any other material change in the Company's business or corporate structure, (vi) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person, (vii) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any actions similar to any of those enumerated above.

Item 5.  Interest in Securities of Issuer.

     Item 5(c) is hereby amended as follows:

     (c) As of December 31, 1998, the Reporting Person terminated a voting trust arrangement covering 7,240,000 shares of Common Stock as to which the Reporting Person shared voting power.

     As of December 31, 1998, the Reporting Person terminated a voting trust agreement with respect to 166,526 shares of Common Stock.

     Effective as of December 31, 1998, the Reporting Person and his spouse resigned as directors of the D&K

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                                                             (Page 5 of 7 Pages)

Foundation, a charitable foundation holding 1,200,000 shares of Common Stock.

     As of December 15, 1998, the Board of Directors approved the issuance of 32,701 shares of Common Stock to the Reporting Person.

     Upon  approval  of  the  Company's   1998   Long-Term   Incentive  Plan  by
stockholders on December 30, 1998, the Reporting Person received a grant of options, covering 750,000 shares of Common Stock at an exercise price of $5.75 per share. Such options are immediately exercisable.

     The Company declared a dividend, payable to holders of record as of December 31, 1998, of one right to purchase a share of Common Stock for every 20 shares (or shares subject to warrants or options) held. As a result of that dividend declaration, the Reporting Person will receive rights to purchase approximately 260,993 shares of Common Stock.

     As of January 5, 1999, the Reporting Person transferred 783,706 shares of Common Stock to the Company, valued at the current market price per share, in exchange for certain assets of the Company and the extinguishing of certain indebtedness.

     As of January 6, 1999, the Reporting Person sold, in a private transaction, 2,028,154 shares of Common Stock to the D&K Grantor Retained Annuity Trust, a trust for the benefit of the Reporting Person's children, at the current market price per share.

     As a result of the transactions described above, the Reporting Person has sole dispositive and voting power with respect to 5,480,834 shares of Common Stock (including 750,000 shares subject to options and 260,993 shares subject to rights), representing beneficial ownership of approximately 9.2% of the outstanding shares of Common Stock.

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                                                             (Page 6 of 7 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
        ------------------------------------------------------------------------

     For a discussion of certain agreements between the Company and the Reporting Person, see Item 4 above.

Item 7.  Material to be Filed as Exhibits

(a) Severance Agreement, dated as of December 31, 1998, between the Company and Daniel M. Borislow (incorporated by reference to Exhibit 10.5 in the Form 8-K filed by Tel-Save.com, Inc. on January 20, 1999).

(b) Registration Rights Agreement, dated as of December 31, 1998, among the Company, Daniel M. Borislow, Mark Pavol, as Trustee of that certain D&K Grantor Retained Annuity Trust, dated June 15, 1998 and the Trustee of that certain D&K Grantor Retained Annuity Trust II. (incorporated by reference to Exhibit 10.8 in the Form 8-K filed by Tel-Save.com, Inc. on January 20,
     1999).


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                                                             (Page 7 of 7 Pages)



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   January 20, 1999

                                                     /s/ Daniel Borislow
                                                     ---------------------------
                                                     Daniel Borislow